Exhibit 99.1

LORUS THERAPEUTICS ANNOUNCES ELECTION OF THREE NEW DIRECTORS
AND APPOINTS A NEW CHAIRMAN

TORONTO, Canada, September 19, 2007 - Lorus Therapeutics Inc. (TSX: LOR; AMEX: LRP), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that Dr. Denis Burger, Ms. Susan Koppy and Dr. Mark Vincent were elected to the Board of Directors of Lorus at the Annual General Meeting on September 19, 2007. Dr. Burger has been unanimously elected as the Chairman of the Board by the Board of the Directors.

Other members returning to Lorus’ Board are Herbert Abramson, Chairman and CEO of Trapeze Capital Corp.; J. Kevin Buchi, EVP and CFO of Cephalon Inc.; Georg Ludwig, Managing Director of ConPharm Anstalt; Alan A. Steigrod, Managing Director of Newport Healthcare Ventures; Dr. Jim A. Wright, CEO of NuQuest Bio Inc.; and Dr. Aiping Young, President and CEO of Lorus Therapeutics Inc.

Denis R. Burger
Dr. Denis R. Burger has co-founded Trinity Biotech plc, based in Dublin, Ireland in June 1992 and acted as Chairman from 1992 to 1995 and now serves on the Board of Directors of the Company. Dr. Burger was the past Chairman, Chief Executive Officer and a director of AVI Biopharma Inc, an Oregon based biotechnology company. Dr. Burger is also a partner in Sovereign Ventures, a healthcare consulting and funding firm based in Portland, Oregon. He was a co-founder and, from 1981 to 1990, Chairman of Epitope Inc. In addition, Dr. Burger has held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health Sciences University in Portland. Dr. Burger received his Master of Science and PhD in Microbiology and Immunology from the University of Arizona.

Susan Koppy
Susan Koppy is the senior vice president, business and corporate development of Idenix Pharmaceuticals since January 2006. Prior to joining Idenix, Ms. Koppy was with Applied Biosystems, Inc. as vice president of strategy and business development from May 2004 to July 2005. Previously, from 2001-2004, Ms. Koppy served as director of business development for Novartis Pharmaceuticals AG focusing on its Infectious Diseases Franchise. Prior to that, since February 2000, Ms. Koppy was Novartis’ head of commercial and business intelligence.

Mark Vincent
Dr. Mark Vincent is the co-founder and Chief Executive Officer of Sarissa, Inc. since 2000. Dr. Vincent has extensive experience as a consultant to Canadian and U.S. biotech and pharma companies. He served as a Director of Drug Royalty Corporation and also sits as a member of Scientific Advisory Board for several biotechnology companies. Dr. Vincent is an Associate Professor of Oncology at the University of Western Ontario and a staff medical oncologist at the London Regional Cancer Program.

“On behalf of the Board of Directors, I am delighted to welcome these three talented and highly qualified individuals to our Board. They all bring to Lorus an exceptional level of knowledge and experience in the pharmaceutical industry, which will contribute to the advancement of our drug candidates”, commented Dr. Aiping Young, President and CEO of Lorus. “The newly-appointed Directors will provide expertise in areas of clinical development; facilitating investment and strategic partnering opportunities; and raising the profile of the Company nationally and internationally. I look forward to the input of all of our Board members and working with them, to enhance shareholder value."

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus has completed one Phase II and one Phase III clinical trial. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward looking statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions.  Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause our actual results, performance, achievements or the transactions described in this press release to be materially different from any future results, performance, achievements transactions described in this press release, if at all, that may be expressed or implied by such forward-looking statements, including, among others: the progress of negotiations; our ability to obtain regulatory, securityholder and other approvals; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.

Enquiries:
For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 1-416-798-1200 ext. 490
ir@lorusthera.com